

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 13, 2018

<u>Via E-Mail</u>
Michael Z. Anise
Chief Financial Officer
Manufactured Housing Properties Inc.
136 Main Street
Pineville, NC 28134

> **Re:** **Manufactured Housing Properties Inc.**
> **Form 10-12G**
> **Filed April 19, 2018**
> **File No. 000-51229**

Dear Mr. Anise:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities